RSU Plan

Exhibit 99.1

Hudson Ltd.
Restricted Share Unit Plan

For Selected Management Members

RSU Plan

ARTICLE 1
Purpose

The purpose of the Plan is to provide Eligible Persons with a one-time opportunity to obtain RSUs and thus provide an increased incentive for these Persons to make significant and extraordinary contributions to the long-term performance and growth of Hudson Ltd. and its Subsidiaries (the “Company Group”), enhancing the value of the Shares for the benefit of the shareholders of the Company and increasing the ability of the Company Group to attract and retain Persons of exceptional skills.

Capitalized terms not defined herein shall have the meaning for such term set forth in Appendix 1.

ARTICLE 2
Administration and Responsibilities

Unless otherwise provided in the Plan, or an individual RSU Award Agreement, the Plan Administrator is entitled to interpret the provisions of the Plan, issue and amend rules governing the management of the Plan and engage in all other activities necessary for the enforcement of this Plan. The Plan Administrator’s decisions pursuant to the provisions of the Plan shall be binding and conclusive on all persons and corporate bodies, including without limitation the Company Group, Participants and any other party interested or claiming to be interested in benefits under the Plan.

ARTICLE 3
Shares Subject to the Plan

The Company Group undertakes to make available the required number of Shares which the Participants may be entitled to, based on the number of Shares underlying their vested RSUs. For the purposes of satisfying its obligations under the Plan, the Company Group shall use Shares that it purchases on the open market or draws from its own treasury shares.

However, the Company Group shall not be required to segregate any Shares which may at any time be needed under the Plan and the Plan shall constitute an unfunded plan of the Company Group.

ARTICLE 4
Eligibility and Acceptance

The right to receive RSUs is limited to those Eligible Persons as determined by the Plan Administrator to be recipients of the one-time grant of RSUs contemplated by the Plan, who have demonstrated their acceptance of the terms and conditions of the Plan by duly signing and returning their individual RSU Award Agreement by the relevant due date.

ARTICLE 5
Grant of RSUs

One RSU represents a conditional right to a number of underlying Shares which shall be allocated to a Participant pursuant to the terms and conditions of the Plan and the RSU Award Agreement. The RSUs are granted to the Participants in consideration for the services provided by Participant to the Company and the Company Group.

The number of RSUs granted to each Participant separately will be determined by the Plan Administrator in its discretion.

Each grant of RSUs shall be evidenced by a RSU Award Agreement setting forth the number of RSUs, the related number of Shares underlying the RSUs and the conditions under which the RSUs have been granted.

By duly signing and returning the individual RSU Award Agreement within the time period as indicated in such RSU Award Agreement, an Eligible Person accepts and acknowledges the terms and conditions of the Plan and the RSU Award Agreement and thus becomes a Participant.

No shareholder rights are attached to the RSUs. The Participants will only have shareholder rights (including voting and dividend rights) when Shares are actually delivered to the Participant, according to the terms and conditions of the Plan and upon entry into the register of members of the Company in accordance with Article 8.

ARTICLE 6
Vesting

The RSUs will be fully vested at grant.

ARTICLE 7
Transferability

RSUs granted under the Plan are personal and not transferable. Participants shall not be permitted to sell, donate, pledge or otherwise dispose of the RSUs to third parties other than as provided for in the Plan, an RSU Award Agreement or by the laws of descent or distribution.

ARTICLE 8
Settlement Of RSUs

The RSUs shall settle as follows: (A) 50% of the RSUs shall settle and the respective Shares shall be delivered as promptly as practicable (but within 30 days) after February 5, 2019, and (B) the remaining 50% of the RSUs shall settle and the respective Shares shall be delivered as promptly as practicable (but within 30 days) after February 5, 2020.

The Shares are not subject to any disposal restrictions other than the rules of applicable law, stock exchange regulations and regulations of the Company on the purchase or sale of securities, insider trading, management transactions and reporting of shareholdings.

ARTICLE 9
No Right of Continued Employment

Neither the establishment of the Plan, nor the allocation of any Shares, nor any action of the Company Group shall be held or construed to confer upon any Participant any legal right for continuance of employment with the Company Group. The Company Group expressly reserves the right to terminate the employment of any Participant whenever the interest of the Company or its Subsidiaries may so require, without liability of the Company Group, except as to any rights which may be expressly conferred upon such Participant under the Plan or any contract with any member of the Company Group.

The benefits under this Plan are separate long-term incentives, and therefore, not considered eligible compensation for determining or calculating other benefits.

ARTICLE 10
Taxes and Social Security Contributions

Any wage tax, income tax, capital gains tax, social security contributions or any other taxes or contributions payable by the Participant, must be borne by the Participant in accordance with applicable law.

The Company Group has the right to make withholdings from a Participant’s compensation or retain Shares to meet payroll withholding obligations unless the funds are provided otherwise to the Company in accordance with the procedures as determined by the Company.

ARTICLE 11
Corporate Events

In events such as extraordinary cash dividend, share subdivision split-up, spin-off, exchange of shares, reorganization or other similar corporate event materially affecting the Shares underlying the RSUs such that the Board determines an adjustment is equitable in order to preserve the benefits intended to be made available under this Plan, then the RSUs shall be adjusted, exchanged and/or, if deemed appropriate, a cash payment to Participants or persons having outstanding RSUs shall be made. Such adjustment shall take into consideration the objectives of the Plan, and it shall be final and binding.

ARTICLE 12
Amendment And Termination Of The Plan

This Plan can be amended, suspended or terminated at any point in time by the Board.

No such action shall materially or adversely affect any right acquired by a Participant under a RSU, made before the date of amendment, suspension or termination, unless otherwise agreed by the Participant or required as a matter of law.

ARTICLE 13
Applicable Law and Choice of Jurisdiction

This Plan and any related document shall be governed by and construed in accordance with the laws of the state of New York, ignoring principles of conflict of laws, and subject to the limitations of compulsorily applicable local rules on employment law and contractual law.

Any disputes arising under or in connection with this Plan shall be resolved by the relevant courts within the jurisdiction of the state of New York.

Should a provision of the Plan or a RSU Award Agreement be declared obsolete, void, invalid or non-enforceable, the Plan shall not be affected by this and shall continue to apply as if this provision had not been included. The invalid clause shall be replaced by a valid clause that economically comes as close as possible to the original (invalid) clause.

The Plan is valid for the Participants in its entirety only. No statements made in any part of the Plan are permissible to be construed without reference to the Plan as a whole.

ARTICLE 14
U.S. and Other Securities Law Restrictions

For as long as Shares acquired under this Plan have not been registered under the U.S. Securities Act, such Shares may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act or upon registration under the U.S. Securities Act.

In connection with the acquisition of Shares, each Participant agrees and confirms that such Participant is not acquiring Shares for the account or benefit of any other person or entity.

The Shares allocated under the Plan may not be registered in other countries, where a securities law registration might be required. The Shares to be allocated according to the Plan may in other countries constitute “restricted securities” under the applicable laws and regulations and may not be pledged, reoffered, resold or otherwise used in jurisdictions where it might be unlawful.

ARTICLE 15
Cancellation or “Clawback” of RSUs

The Plan Administrator shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any RSUs granted under the Plan (including any benefits arising from such RSUs) shall be subject to any clawback or recoupment arrangements or policies the Company Group has in place from time to time, and the Plan Administrator may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any RSUs granted to the Participant.

ARTICLE 16
Sections 409A and 457A of the Code

Notwithstanding any contrary provision in the Plan or an RSU Award Agreement, if any provision of the Plan or an RSU Award Agreement contravenes any regulations or guidance promulgated under Sections 409A or 457A of the Code or could cause RSUs to be subject to taxes, accelerated taxation, interest or penalties under Sections 409A or 457A of the Code, such provision of the Plan or any RSU Award Agreement may be modified by the Company Group, or the Company Group may take any other such action, without consent of such Participant in any manner the Plan Administrator deems reasonable or necessary. In making such modifications the Plan Administrator shall attempt, but shall not be obligated, to maintain, to the maximum extent practicable, the original intent of the applicable provision without contravening the provisions of Sections 409A or 457A of the Code. Notwithstanding the foregoing, this Article 16 does not create an obligation on the part of the Company Group to modify the Plan or an RSU Award Agreement and does not guarantee that an RSU will not be subject to additional taxes, accelerated taxation, interest or penalties under Sections 409A or 457A of the Code. Moreover, any discretionary authority that the Plan Administrator may have pursuant to the Plan shall not be applicable to an RSU that is subject to Sections 409A or 457A of the Code, to the extent such discretionary authority will contravene Sections 409A or 457A of the Code or the regulations or guidance promulgated thereunder. Finally, to the extent an RSU that is subject to Sections 409A or 457A of the Code provides that payment will occur “as soon as administratively practicable” following a specified date or event, payment shall not be made later than December 31st of the calendar year in which such specified date or event occurs.

Notwithstanding anything in the Plan or any RSU Award Agreement to the contrary, if the Company Group considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount payable under any RSU held by such Participant is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code.

ARTICLE 17
Effective Date

This Plan shall be effective as of February 5, 2018 and shall only be applicable to the one-time RSU grant contemplated by the Plan.

For the Board of Directors (based on the resolutions of the Board of Directors and the Nomination and Remuneration Committee, both dated March 6, 2018):

/s/ Julian Diaz___

Julian Diaz

Deputy Chairman

RSU Plan

APPENDIX 1
Definitions

The terms below shall have the following meaning in the Plan:

“Board”
shall mean the board of directors of the Company.

“Code”
shall mean the United States Internal Revenue Code of 1986, as amended, and the applicable guidance, rulings and regulations, including any proposed regulations promulgated thereunder.

“Company”
shall mean Hudson Ltd., a Bermuda company or any successor in ownership of all or substantially all of its assets.

“Company Group”
shall mean the Company and all of its Subsidiaries.

“Eligible Persons”
shall mean selected members of the Company Group’s management team, who are identified by the Plan Administrator to participate in the Plan.

“Grant Date”
shall mean the date of grant as provided in the RSU Award Agreement, which will be June 28, 2018.

“Participant”
shall mean an Eligible Person who has received an offer of RSUs and who becomes subject to terms and conditions of the Plan.

“Person”
shall mean any natural person or an entity.

“Plan”
shall mean the Company’s Restricted Share Unit Plan and this Appendix I thereto.

“Plan Administrator”
shall mean Mr. Julian Diaz, to whom the Board has delegated its authority under the Plan.

 “RSU”
shall mean a restricted share unit which is a conditional right to Share(s) allocated pursuant to the conditions of the Plan and the RSU Award Agreement. The Plan Administrator has, with respect to each Participant separately, the discretion to decide on the settlement of the RSUs in a form other than Shares.

“RSU Award Agreement”
shall mean the individual agreement between the Company and a Participant.

“Share”
shall mean a Class A common share or shares in the share capital of the Company as listed on the New York Stock Exchange.

“Subsidiary”
shall mean any corporation, limited liability company, joint venture or partnership of which the Company (a) directly or indirectly owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“U.S. Securities Act”
shall mean the U.S. Securities Act of 1933, as amended.